SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                             15 November, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. CHANGE TO NYSE STOCK SYMBOL announcement made on
                15 November, 2004





                                                November 15, 2004

        BT ANNOUNCES CHANGE TO ITS NEW YORK STOCK EXCHANGE STOCK SYMBOL


BT Group plc announced that from today (Monday, 15 November) its ticker symbol for the New York Stock Exchange listed American Depository Receipts (ADRs) has changed to BT (formerly BTY).

            BT's chief executive, Ben Verwaayen will mark the occasion today by ringing the closing bell at the New York Stock Exchange. He is in New York to brief analysts on BT's half year results. BT's results of the second quarter showed the biggest increase in quarterly turnover for nearly three years (up to GBP4.6 billion). Profit before tax, goodwill amortisation and exceptional items was up four per cent at GBP549 million in Quarter 2 and the interim dividend increased by 22 per cent.

            Last week BT agreed to acquire (subject to Infonets' shareholders approval and regulatory clearances) the US-based (El Segundo, California) Infonet, one of the world's leading providers of international managed voice and data network service. This will significantly enhance BT's position in key markets including North America and Asia Pacific

            The USA represents a significant growth market for ICT services and many of BT's strategic partners are headquartered in the USA. BT has had a presence in the USA since 1988 and has 1,800 employees based there.

Before joining BT Ben Verwaayen was formerly vice chairman of the management board of Lucent Technologies in the USA. Prior to joining Lucent he worked for KPN in the Netherlands.


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT


BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.



BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.
  - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.



In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.


BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.


For more information, visit www.bt.com/aboutbt




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 15 November, 2004